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                                                                    EXHIBIT 99.1

FOR IMMEDIATE RELEASE



 LUKOIL TO ACQUIRE GETTY IN FIRST ACQUISITION OF PUBLICLY HELD US COMPANY BY A
                              RUSSIAN CORPORATION

NEW YORK, NOVEMBER 2, 2000 - OAO Oil Company LUKOIL (OTC: LUKOY), Russia's largest oil company, and Getty Petroleum Marketing Inc. (NYSE: GPM), one of America's largest independent marketers of gasoline and petroleum products, today announced the signing of a definitive merger agreement for LUKOIL to acquire Getty at a price of $5.00 per share of Getty common stock. This represents a 54% premium over Getty's closing price of $3.25 on Wednesday, November 1. Getty serves retail customers through approximately 1,300 gasoline stations located in 13 Northeastern and Mid-Atlantic states. Getty is also a marketer of heating oil in the New York Mid-Hudson Valley and is a wholesale distributor of a variety of petroleum products through its East Coast petroleum storage and distribution network.

     The all-cash transaction is structured as a first step tender offer followed by a cash merger to acquire all remaining shares of Getty common stock and is valued at approximately $71 million. As part of the transaction, Getty will have an adjusted initial 15-year lease agreement with Getty Realty Corp. (NYSE: GTY) with renewal options through 2049 for a substantial number of the gasoline stations.

     The tender offer is subject to a number of conditions, including the valid tender of at least a majority of the outstanding shares of Getty common stock. Several principal shareholders of Getty, who collectively own approximately 40% of Getty's common stock, have agreed to tender their shares, subject to certain conditions.

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     Getty's headquarters will remain in Jericho, Long Island, New York. LUKOIL stated that no employee layoffs are expected and that it will retain most, if not all, of the current management.

     "LUKOIL is extremely enthusiastic about acquiring one of the premier and best known retail brands of petroleum products in the United States," said Ralif Safin, First Vice President of LUKOIL. "This is the first acquisition of a publicly held American company by a Russian corporation, and it is the first step in our expected expansion into the U.S. market. It is an excellent opportunity for LUKOIL because it gives us entree into the vast American market in partnership with a highly regarded brand. In the future, we may seek to supply the Getty stations with our own petroleum products."

     "The combination of Getty's strong presence in the American market with LUKOIL's capabilities as a world class integrated oil company is going to create a formidable new company," said Leo Liebowitz, chairman and chief executive officer of Getty Petroleum Marketing. "We anticipate a smooth transition and expect that LUKOIL will immediately benefit from the outstanding infrastructure, knowledge and experience that Getty Petroleum Marketing brings to this outstanding, world-class organization."

     LUKOIL received its financial advice from Credit Suisse First Boston Corp. and its legal advice from Akin, Gump, Strauss, Hauer & Feld, L.L.P. Getty was advised by ING Barings LLC and Latham & Watkins.

     Getty Petroleum Marketing Inc., one of the nation's largest independent marketers of gasoline and petroleum products, supplies approximately 1,300 branded locations in thirteen Northeastern and Middle-Atlantic states. The Company is also a marketer of heating oil in the New York Mid-Hudson Valley and is a wholesale distributor of a variety of petroleum products through its East Coast petroleum storage and distribution network.

     LUKOIL is Russia's largest vertically integrated oil company, specializing in oil and gas exploration and production, refining, sales of crude oil products and transportation. LUKOIL's coverage includes 40 regions in Russia and 25 other countries of the world. LUKOIL has more than 120,000 employees.

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As of January 1, 2000, the proven reserves of oil and gas condensate available to LUKOIL amounted to 13.5 billion barrels. Over 60% of these reserves are concentrated in Western Siberia, Russia, another 30% in the European part of Russia and the remainder outside of Russia. LUKOIL's subsidiaries and dependent companies produced a total of 75.6 million tons of crude, which was approximately 24% of Russia's total oil production in 1999. LUKOIL accounted for 12% of Russia's total oil refining operation in 1999 and exported a total of
30.5 million tons of crude in 1999. The LUKOIL retail trade network includes over 1,000 gas stations. As of October 25, 2000, LUKOIL's market capitalization was more than $10.5 billion.

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     Getty shareholders are advised to read the tender offer statement regarding the acquisition of Getty, described in this press release, which will be filed by LUKOIL with the Securities and Exchange Commission and the related solicitation/recommendation statement which will be filed by Getty with the Commission. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer. These documents will be made available at no charge to all stockholders of Getty Petroleum Marketing Inc. by contacting the information agent, D.F. King & Co. Inc. Shareholders may contact the information agent at (800) 290-6429. These documents also will be available at no charge on the SEC's web site at www.sec.gov.

     Certain statements in this news release may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance and achievement of LUKOIL or Getty to be materially different from any future results, performance, or achievement expressed or implied by such forward-looking statements.